UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Steven Della Rocca, Esq.

Vestar Capital Partners LLC

245 Park Avenue, 41st Floor

New York, New York 10167

Telephone: (212) 351-1600

with a copy to:

Christopher E. Austin

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments III, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 200,924
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 200,924
11	Aggregate Amount Beneficially Owned By Each Reporting Person 200,924
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.27%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 73,912,686 Common Shares (as defined below) outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar-Triton (Gibco) Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Gibraltar
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.18%*
14	Type Of Reporting Person OO

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners LLC
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization New York
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 6,725
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 6,725
11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,725
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.01%*
14	Type Of Reporting Person OO

* The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Triton-Vestar Luxco S.a.r.L.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Luxembourg
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.18%*
14	Type Of Reporting Person OO

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments Holdings, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.18%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.18%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Associates V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Scotland
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,479,601
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,479,601
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,479,601
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.18%*
14	Type Of Reporting Person PN

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Managers V Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,680,525
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,680,525
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,680,525
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.45%*
14	Type Of Reporting Person OO

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Management Corp. II
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delaware
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 6,725
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 6,725
11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,725
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0.01%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Daniel S. O’Connell
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization United States
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 10,687,250
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 10,687,250
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,687,250
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 14.46%*
14	Type Of Reporting Person IN

 * The calculation assumes that there are a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

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Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Triton International Limited, a Bermuda exempted company (the “Issuer”).  The Issuer’s principal executive offices are located at 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.	Identity and Background

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Vestar/Triton Investments III L.P., a Cayman Islands exempted limited partnership (“Vestar/Triton Investments”);
(ii)	Vestar-Triton (Gibco) Ltd., a Gibraltar company (“Vestar Gibco”);
(iii)	Vestar Capital Partners LLC, a New York limited liability company (“VCP”)
(iv)	Triton-Vestar Luxco S.a.r.L., a Luxembourg limited liability company (“Vestar Luxco”);
(v)	Vestar/Triton Investments Holdings L.P., a Cayman Islands exempted limited partnership (“Vestar Holdings”);
(vi)	Vestar Capital Partners V, L.P., a Cayman Islands exempted limited partnership (“Vestar Capital V”);
(vii)	Vestar Associates V, L.P., a Scottish limited partnership (“Vestar Associates V”);
(viii)	Vestar Managers V Ltd., a Cayman Islands exempted company (“VMV”);
(ix)	Vestar Management Corp. II, a Delaware corporation (“Vestar Management II”); and
(x)	Daniel S. O’Connell, a United States citizen (the person and entities listed in items (i) through (x) are collectively referred to herein as the “Reporting Persons”).

Vestar Luxco is the sole member of Vestar Gibco, which holds 10,479,601 Common Shares. Vestar Holdings is the sole member of Vestar Luxco. Vestar Capital V is the general partner of Vestar Holdings. Vestar Associates V is the general partner of Vestar Capital V. VMV is the general partner of both Vestar Associates V and Vestar/Triton Investments, which holds 200,924 Common Shares. VMV has voting and investment power over the Common Shares held or controlled by each of Vestar Investments and Vestar Gibco. Vestar Management II holds a majority of the outstanding membership interests of VCP, which holds 6,725 Common Shares. Daniel S. O'Connell is the sole director of VMV and the sole owner of Vestar Management II, and as a result he may be deemed to share beneficial ownership of the Common Shares held directly by the aforementioned Vestar entities.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of (i) Vestar/Triton Investments, (ii) Vestar Gibco, (iii) VCP, (iv) Vestar Luxco, (v) Vestar Holdings, (vi) Vestar Capital Partners V, (vii) Vestar Associates V, (viii) VMV and (ix) Vestar Management II is set forth on Schedule A.

The Reporting Persons have entered into a joint filing agreement dated as of September 19, 2016, a copy of which is attached hereto as Exhibit A.

(b)               The address of the principal business office of each of Vestar/Triton Investments, Vestar Gibco, VCP, Vestar Luxco, Vestar Holdings, Vestar Capital V, Vestar Associates V, VMV, Vestar Management II and Mr. O’Connell is:

c/o Vestar Capital Partners LLC

245 Park Avenue

41st Floor

New York, New York 10167

Attention: Steven Della Rocca

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(c)                The Reporting Persons are principally engaged in the business of venture capital and private equity investment.  Vestar Associates V is principally engaged in the business of being the general partner of certain investment entities affiliated with VCP, including Vestar Capital V.  VMV is principally engaged in the business of being the general partner of Vestar Associates V, Vestar/Triton Investments and certain other investment entities affiliated with VCP. Vestar Management II is principally engaged in the business of being the majority owner of VCP.

(d)               During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions (the “Mergers”) contemplated by the transaction agreement, dated as of November 9, 2015 (the “Transaction Agreement”), by and among TAL International Group, Inc., a Delaware corporation, the Issuer, Triton Container International Limited, a Bermuda exempted company (“Triton”), Ocean Delaware Sub, Inc. and Ocean Bermuda Sub Limited (which entity, along with Ocean Delaware Sub, Inc., was merged out of existence upon the closing of the Mergers), on July 12, 2016, (i) Vestar/Triton Investments received, in exchange for its 251,578.73 common shares of Triton, an aggregate of 200,924 Common Shares and (ii) Vestar Gibco received, in exchange for its 13,121,555.56 common shares of Triton, an aggregate of 10,479,601 Common Shares.

On September 7, 2016, VCP received 6,725 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. Mr. Rosner is the current designee to the board of directors of the Issuer (the “Board”) by the Reporting Persons and serves as the Lead Director of the Board.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Common Shares as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Shareholders Agreement (as defined and described further below), depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Shareholders Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Shares or other securities of

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the Issuer or continue to hold, or cause affiliates to hold, Common Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Shareholders Agreement, the Reporting Persons may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dIvidend policy, organizational documents, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the individuals listed in Schedule A, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

The following disclosure assumes that there is a total of 73,912,686 Common Shares outstanding as of August 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2016.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 10,687,250 Common Shares, which constitutes approximately 14.46% of the outstanding Common Shares.

The Reporting Persons expressly disclaim beneficial ownership with respect to any other Common Shares of the Issuer, except to the extent of its or his pecuniary interest therein.  Except as set forth in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Common Shares.

(c)                Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule A, has engaged in any transaction during the past 60 days in any Common Shares.

(d)               To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Shareholders Agreement

In connection with the entry into the Transaction Agreement, on November 9, 2015, Vestar/Triton Investments and Vestar Gibco (together with their respective affiliates, “Vestar”) entered into a Sponsor Shareholders Agreement (Vestar) (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated

14

as of July 11, 2016, the “Shareholders Agreement”) with the Issuer. The Shareholders Agreement became effective at the closing of the Mergers, and sets forth certain governance arrangements and contains various provisions relating to, among other things, board designation rights, the acquisition of additional equity interests in the Issuer, prohibitions on taking certain actions relating to the Issuer, transfer restrictions, voting agreements and registration rights.

Board Designation Rights

The Shareholders Agreement contains provisions related to the composition of the Board and the committees thereof. In particular, for so long as Vestar owns at least one-third (1/3) of the Common Shares beneficially owned by it as of the date of the closing of the Mergers, and subject to the approval of the Issuer’s Nominating and Corporate Governance Committee, Vestar is entitled to designate one director (the “Vestar Director”) for appointment to the Board. Pursuant to the terms of the Shareholders Agreement, Vestar is entitled to designate a replacement for the Vestar Director (subject to the approval of the Issuer’s Nominating and Corporate Governance Committee) upon any vacancy of such position. To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as either Vestar or the Warburg Pincus Shareholder Group (as defined in the Shareholders Agreement) is entitled to and has designated one director who meets the applicable independence requirements (a “Designated Sponsor Director”), each of the Nominating and Corporate Governance Committee of the Board and the Compensation Committee of the Board will include at least one Designated Sponsor Director. Initially, Vestar has designated Mr. Robert Rosner as the Vestar Director, and Mr. Rosner serves as Lead Director of the Board and as Chair of the Nominating and Corporate Governance Committee of the Board.

Voting

The Shareholders Agreement further provides that, for so long as Vestar owns at least 5% of the Common Shares then issued and outstanding, Vestar is obligated to vote (a) 55% of its Common Shares in the same proportion as the votes cast by the shareholders of the Issuer other than Vestar in any election or removal of directors (other than in certain specified circumstances), and the remaining 45% of its Common Shares in favor of the slate of directors nominated by the Nominating and Corporate Governance Committee of the Issuer, and (b) 100% of its Common Shares in the same proportion as the votes cast by the shareholders of the Issuer other than Vestar in any vote or consent on a shareholder proposal or extraordinary transaction, unless approved by the Board and, in the case of an extraordinary transaction, such extraordinary transaction provides for equal treatment of all Common Shares.

Lock-Up; Restrictions on Transfer

Subject to certain exceptions, during the six-month period following the date of the closing of the Mergers (the “Initial Holding Period”), the Shareholders Agreement prohibits the transfer of any Common Shares held by Vestar, unless such transfer is (i) pursuant to or in connection with an extraordinary transaction that is approved by the Board and provides for equal treatment of all Common Shares (a “Recommended Transaction”) or (ii) approved by the Board (acting by a majority of directors, other than the directors designated by the Warburg Pincus Shareholder Group and Vestar).

From and after the Initial Holding Period, for so long as Vestar beneficially owns more than 5% of the Common Shares then issued and outstanding, the Shareholders Agreement generally restricts the transfer of the Common Shares held by Vestar, subject to certain exceptions, which include certain sales pursuant to registration statements, a Recommended Transaction or approval by the Board.

Standstill

Vestar is subject to customary standstill restrictions preventing it, subject to certain exceptions, from acquiring additional Common Shares or taking other specified actions with respect to the Issuer. The standstill provision terminates on the date on which Vestar beneficially owns 5% or less of the Common Shares then issued and outstanding.

Registration Rights

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The Shareholders Agreement provides Vestar with certain agreed-upon registration rights with respect to the Common Shares. These include (i) demand registration right; (ii) ongoing shelf registration rights, once the Issuer is shelf registration statement eligible; and (iii) piggyback registration rights. The Issuer is obligated to pay all registration expenses (other than underwriting discounts and selling commissions) in connection with any demand registration, shelf registration or piggyback registration.

Termination

Certain rights and obligations of each of Vestar/Triton Investments and Vestar Gibco under the Shareholders Agreement will automatically cease if such shareholder no longer holds any Common Shares.

The foregoing description of the terms of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2016

VESTAR/TRITON INVESTMENTS III, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR-TRITON (GIBCO) LTD

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact
TRITON-VESTAR LUXCO S.A.R.L.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR/TRITON INVESTMENTS HOLDINGS L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR ASSOCIATES V, L.P.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (1)
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS LLC

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Managing Director and General Counsel

VESTAR MANAGEMENT CORP. II

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca (2)
Title:	Attorney-in-fact

DANIEL S. O’CONNELL

By:	/s/ Steven Della Rocca, Attorney-in-fact (1)

(1) Mr. Steven Della Rocca is signing pursuant to a power of attorney dated July 12, 2016, which was previously filed with the Securities and Exchange Commission as an exhibit to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed by (i) Vestar/Triton Investments III, L.P., (ii) Vestar-Triton (Gibco) Limited, (iii) Triton-Vestar Luxco S.a.r.L., (iv) Vestar/Triton Investments Holdings L.P. (v) Vestar Capital Partners V, L.P., (vi) Vestar Associates V, L.P. (vii) Vestar Managers V Ltd. and (vii) Daniel S. O’Connell on July 12, 2016 (SEC File No. 001-37827).

(2) Mr. Steven Della Rocca is signing pursuant to a power of attorney dated September 19, 2016, which is attached as Exhibit B hereto.

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners LLC, 245 Park Avenue, 41st Floor, New York, New York 10167.

Daniel S. O’Connell, sole director and Chief Executive Officer

Norman W. Alpert, Co-President

Robert L. Rosner, Co-President

Steven Della Rocca, Managing Director and General Counsel

James L. Elrod, Jr., Managing Director

Roger C. Holstein, Managing Director

James P. Kelley, Managing Director

Kevin Mundt, Managing Director

Kenneth J. O’Keefe, Managing Director and Chief Operating Officer

Andrew Cavanna, Managing Director

Chris Durbin, Managing Director

Brian O’Connor, Managing Director

John Stephens, Managing Director

Brian P. Schwartz, Managing Director

Brendan J. Spillane, Managing Director

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).